

April 4, 2013

Via E-mail
Louis T. Fox, III
Chief Financial Officer
Hartman Short Term Income Properties XX, Inc.
2909 Hillcroft, Suite 420
Houston, TX 77057

> **Re:** **Hartman Short Term Income Properties XX, Inc**.
> **Form 10-K for fiscal year ended December 31, 2011**
> **Filed April 12, 2012**
> **File No. 0-53912**

Dear Mr. Fox:

We have reviewed your response dated March 12, 2013 and have the following additional comments.   In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2011

General

1.   We note your response to comment 1 of our letter dated February 26, 2013 and the reference and attachment of your filed supplements. Your response did not address your compliance, if any, with Section 10(a)(3) of the Securities Act of 1933. Please tell us how your lack of compliance with Section 10(a)(3), Rule 3-14, and your undertakings impacts your sale of shares during the period such filings were required. Also, please tell us your basis under the securities law for relying on purchasers to "investigate" your filings on EDGAR. We may have further comments.

Item 15. Exhibits, Financial Statement Schedules

1. Financial Statements

Notes to Consolidated Financial Statements, page F-7

Note 4 – Real Estate Acquisitions, page F-13

2.   We note your response to prior comment 2. Given that the fair value you attributed to the Richardson Heights Property was unchanged from the date of your initial investment through your multiple acquisitions to acquire a controlling interest in the joint venture, we remain unclear how you calculated a remeasurement gain upon acquiring a controlling interest in the venture. Please provide a detail of your carrying amount by period, including any changes within the period. In addition, please provide a comparison of the amount paid for each additional ownership percentage to the corresponding percentage of the fair value of the assets acquired. Lastly, please provide a detail of your purchase price allocation as of the time you obtained a controlling interest.

        You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter, Attorney-Advisor at 202.551.3758 or Duc Dang, Senior Counsel at 202.551.3386 with any other questions.

                                                Sincerely,

                                                /s/ Kevin Woody

                                                Kevin Woody
                                                Accounting Branch Chief